Filed Pursuant to Rule 424(b)(3)

Registration No. 333-157392

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
4.850% Notes due 2021	$300,000,000	99.967%	$299,901,000	$34,818.51

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

Pricing Supplement No. 1

(To Prospectus Supplement dated June 2, 2011 and Prospectus dated February 19, 2009)

Investors should read this Pricing Supplement in conjunction with the Prospectus and the Prospectus Supplement.

$300,000,000

4.850% Notes due 2021

Issuer:	Whirlpool Corporation

Principal Amount:	$300,000,000

Interest Rate:	4.850%

Interest Payment Dates:	Semi annually on June 15 and December 15 of each year, beginning December 15, 2011

Trade Date:	June 2, 2011

Settlement Date:	June 7, 2011

Maturity Date:	June 15, 2021

Issue Price:	99.967% of the principal amount

Underwriters’ Discount:	0.650% of the principal amount

Estimated Net Proceeds to Whirlpool (after deduction of underwriting discount and estimated offering expenses payable by Whirlpool):	$297,650,000

Use of Proceeds:	General corporate purposes, including the repayment of indebtedness that matures on June 15, 2011 and bears an interest rate of 6.125%

Ratio of Earnings to Fixed Charges (three months ended March 31, 2011):	3.2

CUSIP:	96332HCD9

Change of Control Provisions Applicable:	Yes

Optional Repayment:	No

Optional Redemption:	We may, at our option, redeem the notes in whole at any time or in part from time to time at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) as determined by the Quotation Agent (as defined in Annex A), the sum of the present values of the remaining scheduled payments of principal and interest in respect of the notes to be redeemed (not including any portion of those payments of interest accrued as of the date of redemption) discounted to the date of redemption (the “Redemption Date”) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined in Annex A) plus 30 basis points, plus, in each case, accrued and unpaid interest to the Redemption Date.

Sinking Fund:	No

Joint Book-Running Managers

BNP PARIBAS	Citi	J.P. Morgan	RBS

Plan of Distribution

Under the terms and subject to the conditions of the Selling Agency Agreement dated June 2, 2011 among Whirlpool Corporation (“Whirlpool”) and BNP Paribas Securities Corp., Citigroup Global Markets Inc., J.P. Morgan Securities LLC and RBS Securities Inc. as well as under the terms of the Terms Agreement dated June 2, 2011 among Whirlpool and BNP Paribas Securities Corp., Citigroup Global Markets Inc., J.P. Morgan Securities LLC and RBS Securities Inc., as representatives of the underwriters named below (collectively, the “Underwriters”), the Underwriters have agreed severally to purchase and Whirlpool has agreed to sell the Notes due 2021 (the “Notes”) to the Underwriters in the respective principal amounts set forth below:

Underwriters	Principal Amount
BNP Paribas Securities Corp.	$90,000,000
Citigroup Global Markets Inc.	90,000,000
J.P. Morgan Securities LLC	52,500,000
RBS Securities Inc.	52,500,000
ING Financial Markets LLC	7,500,000
Mitsubishi UFJ Securities (USA), Inc.	7,500,000

Total	$300,000,000

The Underwriters are committed to take and pay for all of the Notes if any are taken.

The Underwriters have advised Whirlpool that they propose initially to offer part of the Notes directly to the public at the issue price set forth on the first page of this Pricing Supplement.

Each Underwriter and certain of its affiliates may from time to time engage in transactions with, and perform investment banking and commercial lending and banking services for, Whirlpool and certain of its affiliates in the ordinary course of business for which they have received, or may receive, customary fees and expenses.

Annex A

For purposes of the foregoing discussions of “Optional Redemption,” the following definitions are applicable:

“Adjusted Treasury Rate” means, with respect to any Redemption Date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that Redemption Date.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of those notes.

“Comparable Treasury Price” means, with respect to any Redemption Date, (1) the average of the Reference Treasury Dealer Quotations for that Redemption Date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Quotation Agent obtains fewer than four Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations so received.

“Quotation Agent” means the Reference Treasury Dealer appointed by us.

“Reference Treasury Dealer” means each of any four primary U.S. Government securities dealers in the United States of America selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Quotation Agent by that Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding that Redemption Date.

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